November 26, 2007	Christina L. Novak

T: (703) 456-8562
VIA EDGAR AND ELECTRONIC DELIVERY	cnovak@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:
Gladstone Capital Corporation
Preliminary Schedule 14A filed November 9, 2007
Commission File No. 814-00237

Dear Mr. Sandoe:

        On behalf of Gladstone Capital Corporation ("Gladstone Capital" or the "Company"), we are submitting this letter in response to oral comments received from the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") by telephone on November 26, 2007, with respect to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") which was filed with the Commission on November 9, 2007. The numbering of the paragraphs below corresponds to the order in which we discussed the comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Proxy Statement.

        Nominees for Election as Class I Directors for a Three-year Term Expiring at the 2011 Annual Meeting (page 8)

        1.     Please insert the heading "Interested Director" immediately prior to the name of George Stelljes III in the table.

In response to the Staff's comment, we have revised the disclosure in the table on page 8.

Information Regarding the Board of Directors and Corporate Governance—Director Independence (page 11)

        2.     Please disclose if the Board of Directors considered whether or not the seven directors identified as independent within the meaning of the applicable NASDAQ listing standards are also non-interested persons under regulations promulgated under the Investment Company Act of 1940, as amended.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

November 26, 2007
Page Two

In response to the Staff's comment, we have revised the disclosure on page 11 to clarify that the Board of Directors has affirmatively determined that the seven directors identified are also non-interested persons under regulations promulgated under the Investment Company Act of 1940, as amended.

Proposal 2F: Approval of Amendment to Fundamental Policies to Repeal Policy which Relates to Our Ability to Write or Buy Put or call Options (page 21)

        3.     It is the Staff's position that all positions would have to be "covered" positions. Please strike the parenthetical clause at the end of the last sentence in Proposal 2F.

In response to the Staff's comment, we have revised the disclosure on page 21 to remove the parenthetical reference to positions which are not covered.

* * * * * * * *

        Please direct any further questions or comments concerning the Proxy Statement or this response letter to either the undersigned at (703) 456-8562 or Darren K. DeStefano, Esq., of this office, at (703) 456-8034.

                      Very truly yours,

                      /s/ Christina L. Novak
                      Christina L. Novak, Esq.

cc:
David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Darren K. DeStefano, Esq.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM